AH
3.25.04

04003115

CM
3-23

SECURIT[...]COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 3 2004
516

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH PRIME TRADING GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 WEST PUTNAM AVENUE, SUITE 330
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SAVITZ 203-485-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES BRUCIA & CO., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

366 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BARRY SAVITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH PRIME TRADING GROUP LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

MANAGING MEMBER
Title

[signature] 2/19/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adrienne Roberson
Notary Public - State of Connecticut
My Commission Expires November 30, 2008

GREENWICH PRIME TRADING GROUP, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2003

Members' Equity at the Beginning of the Year	$ 670,933
Net Loss for the Year Ended December 31, 2003	(205,991)
Members' Equity at the End of the Year	$ 464,942

GREENWICH PRIME TRADING GROUP, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL (RULE 15C 3-3)
AND RELATED RECONCILIATION
DECEMBER 31, 2003

Ownership Equity per Audited Financial Statement	$ 464,942
Non-Allowable Assets	(86,662)
Net Capital Before Haircuts	378,280
Haircuts	(10,054)
Net Capital	$ 368,226

Reconciliation of Material Differences:

Net Capital per Above Computation	$ 368,226
Net Capital per Focus Report Filed	376,005
Difference	$ (7,779)

Difference Accounted for as Follows:

Accrual of Additional Expenses and Depreciation Adjustment	$ (99,713)
Accrual of Additional Commissions	25,100
Decrease in Non-Allowable Assets	66,834
Difference per Above Reconciliation	$ (7,779)

GREENWICH PRIME TRADING GROUP, LLC
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
AS OF DECEMBER 31, 2003

GREENWICH PRIME TRADING GROUP, LLC
ANNUAL REPORT
DECEMBER 31, 2003

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL REPORTS

CHARLES BRUCIA & CO.
CERTIFIED PUBLIC ACCOUNTANTS
366 MADISON AVENUE
NEW YORK, NEW YORK 10017
TEL: 212 682 2459 FAX: 212 949 0728

To the Members
Greenwich Prime Trading Group, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Greenwich Prime Trading Group, LLC as of December 31, 2003, and the related statements of income (loss) and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Prime Trading Group, LLC as of December 31, 2003, and the results of its operations and its cash flows, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental reports is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles Brucia & Co.

New York, New York
February 17, 2004

GREENWICH PRIME TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$ 579,211	
Cash - Special Reserve	19,873	
Receivable from Clearing Organization	251,196	
Other Receivables	25,522	
Prepaid Expenses	11,002	
Property and Equipment less Accumulated Depreciation of $147,350	50,138	
TOTAL ASSETS		$ 936,942

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable	$ 75,112	
Pension Payable	381,838	
Other Liabilities	15,050	
Total Liabilities		$ 472,000
Commitments and Contingencies		
Members' Equity		464,942
TOTAL LIABILITIES & MEMBERS' EQUITY		$ 936,942

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

GREENWICH PRIME TRADING GROUP, LLC
STATEMENT OF INCOME (LOSS) AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Income		
Commissions	$ 3,517,134	
Dividends	2,681	
Total Income		$ 3,519,815
Operating Expenses		
Salaries and Employee Benefits	$ 2,121,463	
Data Processing and Communications	415,791	
Research Expenses	333,460	
Clearance Fees	285,770	
Professional Fees	273,630	
Bad Debt Expense	132,407	
Depreciation and Amortization	91,468	
Office and Miscellaneous Expenses	33,013	
Meals and Entertainment	21,694	
Insurance	17,110	
Total Operating Expenses		3,725,806
Net Loss		(205,991)
Members' Equity at the Beginning of the Year		670,933
Members' Equity at the End of the Year		$ 464,942

The accompanying auditor's report and notes to financial statements are an integral part of this statement.

GREENWICH PRIME TRADING GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss from operations	$ (205,991)	
Adjustments to Reconcile Net Loss Used by		
Operating Activities:		
Depreciation and Amortization	91,468	
Decrease in Operating Assets		
Accounts Receivable	462,270	
Prepaid and Other Expenses	31,794	
Increase in Operating Liabilities		
Accounts Payable	6,818	
Pension Payable	370,495	
Other Liabilities	15,050	
Net Cash Provided by Operating Activities		$ 771,904
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment		(9,038)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Members		(352,308)
Net Increase in Cash		410,558
Cash at the Beginning of the Year		188,526
Cash at the End of the Year		$ 599,084

The accompanying auditor's report and notes to financial statements are an integral part of this financial statement.

GREENWICH PRIME TRADING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Greenwich Prime Trading Group, LLC hereinafter referred to as "the Company" was formed on June 8, 2001pursuant to the provisions of the Connecticut Uniform Limited Liability Company Act. The company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representation of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, conducting agency transactions, on behalf of its customers.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions

Commissions and related Clearing Expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership for income tax purposes. As such, the members include their share of the income and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Company.

Allowance for Doubtful Accounts

The Company considers all Accounts Receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. When certain accounts become uncollectible, they are charged to operations. During the year ended December 31, 2003, management determined that $132,407 of accounts receivable was uncollectible and is charged to operations as Bad Debt Expense.

Depreciation

Depreciation is provided on a declining balance method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the economic useful life of the improvements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of bank deposits in excess of insurance limits. Cash balances are maintained in financial institutions which, from time to time, exceed the Federal Depository Insurance Corporation limit and subject the Company to concentration of credit risk. Substantially all the assets of the firm are carried by a member firm of the New York Stock Exchange, Inc. These include a commission receivable of $251,196 and a money market fund balance of $502,681. The Company does not believe that the concentration of credit risk of bank deposits represents a material risk of loss with respect to its financial position as of December 31, 2003.

NOTE 4 - CASH - SPECIAL RESERVE

As per SEC Rule 15c3-3 the Company is required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" ("Reserve Account"). The Cash – Special Reserve account which is maintained pursuant to the requirements of SEC Rule 15c3-3(e), is separate from all other bank accounts, and can not be subject to any liens, or pledged as collateral. As of December 31, 2003, $19,873 is on deposit in the Special Reserve account with a corresponding liability of $15,050 due to customers.

GREENWICH PRIME TRADING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 5 - RECEIVABLE FROM CLEARING ORGANIZATION

Amounts Receivable from Clearing Organization at December 31, 2003, consists of commissions receivable of $251,196.

NOTE 6 - PENSION PLANS

The Company maintains a noncontributory defined benefit pension plan covering certain employees. Benefits under this plan are based upon years of service and final average earnings. An employee becomes fully vested upon completion of three years of service. It is the policy of the company to fund the maximum amount that can be deducted for Federal Income Tax purposes. For the year ended December 31, 2003, the company accrued $245,600 for its defined benefit contribution. A summary of the changes in benefit obligations and plan assets as of December 31, 2003 is presented below:

Benefit Obligation at Beginning of the year	$ 619,681	
Service Costs	329,980	
Interest Costs	40,279	
Actuarial Loss during year	(1,678)	
Settlement or Curtailment	(147,494)	
Benefit Obligations at end of Year		$840,768
Change in Plan Assts		
Fair Value of Assets at Beginning of Year	$ 127,075	
Actual Returns on Plan Assets	146,359	
Employer Contributions	348,521	
Fair Value of Assets at End of Year		$621,955
Funded Status	$ (218,813)	
Unrecognized Transition Amount	312,271	
Unrecognized Actuarial (Gains)	(125,437)	
Additional Minimum Liability	(186,834)	
Intangible Assets	186,834	
(Accrued) Benefit Costs		$ (31,979)
Discount Rate		6.50%
Expected Long Term Rate of Returns on Investments		7.50%

NOTE 6 - PENSION PLANS (Continued)

The 2003 expense and disclosure reflect the cessation of benefit accruals under the plan that became effective as of December 31, 2003. The cessation of benefit accruals was accounted for as plan curtailment under SFAS No. 88.

The Company also maintains a money purchase plan covering all eligible employees not included in the defined benefit pension plan. All employees become fully vested upon completion of three years of service. For the year ended December 31, 2003, the Company accrued $136,238 for its money purchase plan contribution.

Effective January 1, 2004 both retirement plans have been replaced with a profit sharing plan covering all eligible employees.

NOTE 7- NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c3-1 (the net capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule which is liquidity requires a broker-dealer to have at all times, sufficient liquid assets to cover its current indebtedness.

Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding 15 times its "net capital" as those terms are defined. On December 31, 2003, the aggregate indebtedness and net capital of the Company were $472,000 and $368,226, respectively. The required minimum net capital for this same date was $250,000 resulting in excess net capital of $118,226.

NOTE 8 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers.

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with the industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the Receivable from Clearing Broker is pursuant to these clearance agreements.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating Lease

On January 26, 2004 the Company entered into an operating lease for office space that will expire on April 30, 2013. Minimum future rental payments under this non-cancelable operating lease are:

Year	Amount
2004	$ 102,000
2005	156,400
2006	161,500
2007	166,600
2008	171,700
2009 through 2013	802,400
Total Minimum Future Rental Payments	$ 1,560,600

Litigation

The Company as a result of a counter claim is a defendant in a lawsuit arising from its operations in the securities industry which is scheduled for hearing during 2004 before the National Association of Securities Dealers (NASD) Dispute Resolution, Inc. Given that the proceedings have not yet advanced to the hearing stage, it is not possible to assess the likelihood of a favorable or unfavorable outcome, or the range of possible loss to the Company in the event of an unfavorable outcome. The Company intends to defend itself vigorously and expects no losses.

****

GREENWICH PRIME TRADING GROUP, LLC
FINANCIAL STATEMENT SUPPLEMENTAL REPORTS
DECEMBER 31, 2003

TABLE OF CONTENTS